Contact

www.linkedin.com/in/bertrand-velge-7a4424124 (LinkedIn)

Top Skills

Foreign Exchange
Management
Financial Analysis

Languages

English (Native or Bilingual)
French (Native or Bilingual)
Flemish (Native or Bilingual)

Bertrand Velge

Managing Director at Graftyset Limited
Tonbridge, England, United Kingdom

Experience

Graftyset Limited

Managing Director
April 2011 - Present (13 years 1 month)
Kent, United Kingdom

Otterden Vintners limited

Managing Director
April 1998 - 2011 (13 years)
Kent, UK

Education

Université catholique de Louvain

Business/Managerial Economics